Mail Stop 3561

October 18, 2006

Polly G. Sack
General Counsel
GateHouse Media, Inc.
350 Willowbrook Office Park
Fairport, New York 14450

       Re: GateHouse Media, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed September 26, 2006
              File No. 333-135944

Dear Ms. Sack:

We have reviewed your responses to the comments in our letter dated October 3, 2006 and have the following additional comments.

Prospectus Summary – Recent Development, page 5

1. We note that you disclose the unaudited expected revenue for the three months ended September 30, 2006. In light of the significant increase in revenue as compared to the three months ended September 30, 2005, please revise your disclosure to explain the reasons for the increase in revenue from the comparable period. Also, to provide a more complete understanding of the results of operations for the three months ended September 30, 2006, please revise your disclosure to include the expected net income or loss for the period.

Business, page 59

Our Strategy, page 64

2. We note the disclosure you have added regarding the fact that you are currently participating in competitive sales processes for several companies. Please confirm that you will advise us in the event your offer for any significant targets is accepted or in the event you enter into any other agreements, including term sheets, with respect to a proposed acquisition.

Investor Rights Agreement, page 90

3. We note the disclosure on page 90 indicating that the company intends to enter into an Investor Rights Agreement with an affiliate of Fortress prior to the consummation of the offering. Please revise the notes to the interim financial statements and MD&A to discuss the significant terms of the investor rights agreement. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

4. In addition, please expand the "Our Principal Stockholder" section of the Summary to briefly summarize these rights, clearly indicating that Fortress will have the right to designate directors regardless of whether they own a majority of the company's shares.

Unaudited Pro Forma Statements of Operation

Adjustments to Pro Forma Condensed Consolidated Statements of Operations

5. We note from Adjustment 2(F) that the pro forma adjustments to outstanding common shares reflect the adjustment to the number of shares deemed necessary to pay the fourth quarter stub dividend. However, because both the third quarter dividend and the fourth quarter stub dividend together appear to exceed the earnings during the previous twelve months, they are both deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Please revise your adjustment to include the number of shares deemed necessary to pay both the third and fourth quarter dividends, to the extent the amount exceeds earnings during the previous twelve months. See SAB Topic 1B3.

   Also, please explain to us how you calculated or determined the number of shares needed to retire the second lien term loan. We would assume that using the midpoint of the offering price of $17 per share, the number of shares assumed in the proceeds used to pay off the $152,000,000 second lien term loan facility would be 8,941,176.

Report of Independent Registered Public Accounting Firm, page F-18

6. Please remove the restrictive legend that precedes the Independent Auditor's Report and complete the exception note as to the date of the accountant's report prior to the planned effectiveness of your Form S-1 registration statement.

Audited Financial Statements for the year ended December 31, 2005

Note 20. Pro Forma Earnings (Loss) Per Share

7. We note your disclosure that the fourth quarter stub dividend is deemed to have been paid from a portion of the proceeds of the IPO and you have adjusted pro forma EPS to give effect to the shares whose proceeds would be necessary to pay the dividend. However, because both the third quarter dividend and the fourth quarter stub dividend together appear to exceed the earnings during the previous twelve months, they are both deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Please revise your pro forma earnings per share amount to give effect to the number of shares whose proceeds would be necessary to pay both dividends (but only to the amount that exceeds earnings for the preceding twelve months). See SAB Topic 1B3. Your interim financial statements as of June 30, 2006 and Summary Historical Consolidated and Pro Forma Financial Data should also be revised.

Legal Opinion

8. We note that your opinion is limited, in part, to the General Corporation Law of the State of Delaware. Please revise to clarify, if true, that your opinion is based on the Delaware General Corporation Law, including the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please refer to Section VIII. A.14 of the CF Current Issues Outline.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3454.

Regards,

Sara Kalin
Branch Chief - Legal

cc: Via Facsimile (212) 728-9219
        William N. Dye, Esquire
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019